Exhibit 99.1

NICE Recognizes 2024 PSAPs’ Finest Award Winners for
Achievements in Emergency Communications

Nine recipients honored for their leadership, innovation, and dedication in emergency communications

Hoboken, N.J., October 1, 2024 – NICE (Nasdaq: NICE) today announced the winners of its 2024 PSAPs' Finest Awards. Now in its nineteenth year, NICE’s PSAPs’ Finest Awards recognize dedicated individuals and team standouts in public safety emergency communications. Honorees are recognized for their Lifetime Achievements and for going Above & Beyond, and in the following additional categories: Director, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator and PSAP of the Year. PSAPs’ Finest winners are selected by an independent panel of volunteer judges from the public safety community who evaluate nominees based on their skills, knowledge, professionalism and dedication to service in their communities.

This year's PSAPs' Finest Award recipients are:

•	Director of the Year – Tina Powell, Director of Public Safety Communications, Weld County Regional Communications Center (Greeley, CO)
•	Line Supervisor of the Year – Annerly Cooper, Emergency Communications Supervisor, Arapahoe County Sheriff's Office (Centennial, CO)
•	Technician of the Year – TJ Bateman, Senior Systems Analyst and Database Administrator, Charlottesville-UVA-Albemarle County Emergency Communications Center (Charlottesville, VA)
•	Telecommunicator of the Year – Jennifer Daniels, Master Telecommunicator, Polk County Sheriff's Office (Winter Haven, FL)
•	PSAP of the Year – Pinellas County Regional 911 Center (Largo, FL)
•	Trainer of the Year – Alyssa Seal, Emergency Telecommunicator/Certified Training Officer, Oakland County Sheriff's Office (Pontiac, MI)
•	Innovator of the Year – Joe Sacco, GIS Manager, Spokane Regional Emergency Communications (Spokane, WA)
•	Lifetime Achievement Award – Janet Hawkins, Communications Supervisor, Spokane Regional Emergency Communications (Spokane, WA)
•	Above & Beyond Award – Scott Mills, Assistant Shift Supervisor, East Baton Rouge EMS Communications (Baton Rouge, LA)

Chris Wooten, Executive Vice President, NICE, said, “It’s our privilege to once again honor the ever-essential but much under-recognized work of 911 professionals through our PSAPs’ Finest program. This year’s honorees come from all corners of the country and represent the best of the best.”

The PSAPs' Finest Awards Program is made possible by emergency communications professionals who volunteer their time to judge each submitted nomination. PSAPs’ Finest judge Jay Atwood, Executive Director, Benton County Emergency Services, said, “The work of 911 and emergency communications professionals is the foundation upon which public safety is built. It has been a privilege to serve as a judge for the PSAP’s Finest Awards and celebrate the exceptional work and achievements of our true first responders and this profession.”

Nominations for the 2025 PSAPs' Finest Awards, marking the twentieth year of the recognition program, will open in January 2025. More information can be obtained on the PSAPs' Finest website or by emailing PSInfo@NICE.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.